UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67074

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McMoragn & Company Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

33 New Montgomery Street, Ste 2000
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Daniels	212-751-4422	rdaniels@mcmorgan.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker TIlly US,LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75204
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Daniels _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McMorgan & Company Capital Advisords LLC _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CFO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

McMorgan & Company Capital Advisors, LLC
Financial Statements

December 31, 2025

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

The Member and the Board of Directors
McMorgan & Company Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of McMorgan & Company Capital Advisors, LLC (the Company) as of December 31, 2025 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

Dallas, Texas
February 26, 2026

We have served as the Company's auditor since 2024.

MCMORGAN & COMPANY CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2025

_____

ASSETS

Assets		
Cash and cash equivalents	$	334,583
Placement fee receivable		71,109
Other assets		11,357
Total assets	$	417,049

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	33,892
Due to Parent Company		101,705
Total liabilities		135,597
Member's Equity		281,452
Total liabilities and member's equity	$	417,049

See accompanying notes.

1.   Organization

McMorgan & Company Capital Advisors, LLC (the "Company"), was incorporated on October 1, 2012 ("Inception"), in the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"), and is a wholly-owned subsidiary of McMorgan & Company LLC (the "Parent Company"). The Company provides private placement services to employee benefit plan sponsors. The Company also provides solicitation, support, and client relations services to certain retirement/benefit plan investment advisory clients in the Taft-Hartley market space.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").   The financial statements include operations, assets, and liabilities of the Company.   In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates based on assumptions about current and sometimes future economic and market conditions, which affect reported amounts and related disclosures in the Company's financial statements. Although the Company's estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future actual conditions could be different than anticipated in those estimates. Significant estimates include the collectability of the placement fee receivable.

Cash and cash equivalents

Cash consists of deposits with bank and all highly liquid investments, with maturities of three months or less.

Placement fee receivable

The Company accounts for credit losses in accordance with Accounting Standard Codification (ASC) Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the guidance, the Company has the ability to determine there are no expected credit losses in certain circumstances. An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including receivables recognized under ASC 606. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Collections for receivables typically range between 30 days to 120 days. The Company had no allowance for credit losses for placement fee receivables at January 1, 2025 or December 31, 2025. Placement fee receivable at January 1, 2025 was $71,109.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, "Revenue from Contracts with Customers." The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects in exchange for those goods or services.

To achieve that core principle, an entity applies the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Placement fees are earned upon the successful conclusion of placement engagements and throughout the life of the engagement until the account is terminated. Placement fees earned are based on a percentage applied to the customer's assets under management. For variable amounts, the uncertainty is dependent on the value of the assets under management at future points in time as well as the length of time the client remains with the sponsor, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the assets and client activities are known. Fees are typically received quarterly and recognized as revenues in the current period although they are primarily related to performance obligations that have been satisfied in prior periods.

The economic conditions that affect the firm's operations are related to overall trends in the economy and can be significantly influenced by changes in the interest rates and overall market conditions.

Income taxes

The Company is organized as a limited liability company, which is treated as a disregarded entity for federal tax purposes. Under limited liability company rules, substantially all income tax liabilities flow through to the Member, with the exception of certain state taxes. Federal, state, and local income taxes have not been provided for in these financial statements to the extent the Member of the Company is responsible for reporting its allocable share of income, gains, deductions, losses, and credits on its respective individual tax returns. The Company files income tax returns in the U.S. federal jurisdiction and the state of California. Generally, the Company is subject to examination by federal (or state and local) income tax authorities for three years from the filing of a tax return.

Subsequent events

Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are issued. Management has evaluated events and transactions for potential recognition or disclosure through February 26, 2026, the date the financial statements were available to be issued.

3.   Related-Party Transactions

On October 1, 2012, the Company entered into an Expense Sharing Agreement with its Parent Company, whereby the Company will reimburse the Parent Company for payroll and certain administrative costs. These costs, including other expenses paid by the Parent Company on behalf of the Company, totaled $748,257 for the year ended December 31, 2025, and are included in compensation and operating expenses on the accompanying statement of operations. On May 31, 2025 and October 1, 2025, the Parent Company forgave $126,800 and $150,000, respectively, due to the Parent Company and the amount was treated as a contribution of equity. As of December 31, 2025, $101,705 remains due to the Parent Company and is included in the liabilities section of the statement of financial condition.

4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $198,986, which was $189,946 in excess of its required net capital of $9,040. The Company's ratio of aggregate indebtedness to net capital at December 31, 2025 was 1.68 to 1.

5.   Concentrations

The Company has cash deposits, which, from time to time, may exceed depository insurance limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant risk of loss.

Five customers accounted for 92% of revenue and four customers accounted for 99% of the placement fee receivable for the year ended and as of December 31, 2025.

6.   Defined Contribution Plan

Employees are eligible to participate in a 401(k) defined contribution plan administered by the Parent Company. The Parent Company matches 100% of an employee's contribution up to 3% of eligible compensation. In addition, the plan allows for a profit sharing contribution that is a discretionary contribution determined annually by the Parent Company. If made, the profit sharing contribution is based on a percentage of the employee's eligible earnings. The employer match and profit sharing expense allocated to the Company amounted to $20,796 for the year ended December 31, 2025. The expense is covered by the Expense Sharing Agreement and is included in compensation expense on the accompanying statement of operations.

7.   Liquidity

The Company has sustained operating losses in the current year. The Company is able to maintain adequate liquidity through the forgiveness of debt by the Parent Company. As of December 31, 2025, the Company had cash of $334,583 and liabilities of $135,597.

Management has carefully reviewed existing conditions with consideration whether the Company will be able to meet its obligations as they become due within the next year. The Company is dependent upon the Parent Company to forgive debt to cover operational expenses as well as maintain minimum net capital requirements. The Parent Company continues to rely on the Company as a strategic part of its operation, and as such has committed financial support.

8.   Segment Reporting

The Company is engaged in a single line of business as a broker-dealer selling private placements. The Company has identified its Chief Executive Officer as the chief operating decision maker

("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.   The financial information for the Company's single operating segment is the same as the financial information presented in the statements of financial condition, operations, changes in member's equity, and cash flows.

9.   Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2025. The Company does not have any guarantees or other commitments as of December 31, 2025.